UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

BlackRock MuniHoldings Fund, Inc. (MHD)

(Name of Issuer)

Auction Market Preferred Stock

(Title of Class of Securities)

09253N203
09253N302
09253N401

(CUSIP Number)

Karpus/ Bulldog Group
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 09253N203; 09253N302; 09253N401

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus/ Bulldog group

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  N/A

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  N/A

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

517

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

15.44%*
*Item 13, above, is calculated based on the aggregate amount of 3348 outstanding auction rate preferred shares indicated by the Issuer's Annual Statement filed with the U.S. Securities and Exchange Commission on January 9, 2010, dated as of October 31, 2009.

14. Type of Reporting Person (See Instructions)

N/A

CUSIP No.: 09253N203; 09253N302; 09253N401

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  421

  8. Shared Voting Power

  0

  9. Sole Dispositive Power

  421

  10. Shared Dispositive Power

  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

421

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

12.57%*
*Item 13, above, is calculated based on the aggregate amount of 3348 outstanding auction rate preferred shares indicated by the Issuer's Annual Statement filed with the U.S. Securities and Exchange Commission on January 9, 2010, dated as of October 31, 2009.

14. Type of Reporting Person (See Instructions)

IA

CUSIP No.: 09253N203; 09253N302; 09253N401

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  71

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  71

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

71

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

2.12%*
*Item 13, above, is calculated based on the aggregate amount of 3348 outstanding auction rate preferred shares indicated by the Issuer's Annual Statement filed with the U.S. Securities and Exchange Commission on January 9, 2010, dated as of October 31, 2009.

14. Type of Reporting Person (See Instructions)

N/A

CUSIP No.: 09253N203; 09253N302; 09253N401

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Brooklyn Capital Manangement, Phillip Goldstein and Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  25

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  25

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

25

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

0.75%*
*Item 13, above, is calculated based on the aggregate amount of 3348 outstanding auction rate preferred shares indicated by the Issuer's Annual Statement filed with the U.S. Securities and Exchange Commission on January 9, 2010, dated as of October 31, 2009.

14. Type of Reporting Person (See Instructions)

N/A

Item 1. Security and Issuer.

BlackRock MuniHoldings Fund, Inc.
BlackRock Funds
P.O. Box 9011
Princeton, NJ 08543

Item 2. Identity and Background.

This statement is filed on behalf of Karpus Management, Inc. d/b/a Karpus Investment Management ("KIM"), George W. Karpus, President, Director and Controlling Stockholder and Jo Ann Van Degriff, Partner Emeritus, 183 Sully's Trail, Pittsford, New York 14534. The Principal business is investment management for individuals, pensions and profit sharing plans, corporations, endowments, trust and other specializing in conservative asset management (i.e. fixed income investments).

This statement is also filed on behalf of Bulldog Investors, Phillip Goldstein, Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, New Jersey, 07663, a principal of Bulldog Investors and Andrew Dakos, Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, New Jersey, 07663, also a principal of Bulldog Investors. Mr. Goldstein and Mr. Dakos are self-employed investment advisors.

This statement is also filed on behalf of Brooklyn Capital Management LLC which manages the investments of the Special Opportunites Fund, 60 Heritage Drive, Pleasantville, NY, 10570.

During the last 5 years none of the Principals of KIM has been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgement, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on the Bulldog Investors website and by sending material about such investments to an individual who requested it. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Secretary's October 17, 2007 order in the Massachusetts Superior Court. On February 12, 2009, the Massachusetts Superior Court upheld the Secretary's October 17, 2007 order. The Bulldog Parties further appealed the ruling of the Massachusetts Superior Court to Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court, the state's highest court, unilaterally transferred the case from the Massachusetts Appeals Court to the Supreme Judicial Court, which will decide the appeal.

Each of the applicable filing parties are U.S. citizens.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 421 shares of MHD Auction Market Preferred Stock on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 12.57% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Bulldog Investors, Phillip Goldstein, and Andrew Dakos have accumulated 71 shares of MHD Auction Market Preferred Stock on behalf of the accounts that are managed by them.

Brooklyn Capital Management have accumulated 25 shares of MHD Auction Market Preferred Stock for the Special Opportunities Fund for which they manage.

Item 4. Purpose of Transaction.

Karpus/ Bulldog Group has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the MHD Auction Market Preferred Stock fits the investment guidelines for various Accounts. Shares have been acquired since January 22, 2009.

Item 5. Interest in Securities of the Issuer.

(a.) and (b.) The Karpus/ Bulldog Group is deemed to be the beneficial owners of 517 shares of MHD Auction Market Preferred Stock or 15.44% of the outstanding shares. KIM has the sole power to dispose of and to vote all of such shares under limited powers of attorney.

Karpus Investment Management represents beneficial ownership of 421 shares or 12.57% of the outstanding shares. Karpus Investment Management Defined Benefit Plan presently owns 1 share. The Benefit Plan purchased 1 share on February 4, 2010 at $21,312. None of the other principals of KIM presently own shares of MHD Auction Market Preferred Stock.

Bulldog Investors, Phillip Goldstein and Andrew Dakos are deemed to be the beneficial owner of 71 shares of MHD Auction Market Preferred Stock or 2.12% of the outstanding shares. Power to vote and dispose of such securities resides with Mr. Goldstein and Mr. Dakos.

Brooklyn Capital Management are deemed to be benefical owners of 25 shares of MHD Auction Market Preferred Stock or 0.75% of the outstanding shares. Power to vote and dispose of such securities resides with Mr. Goldstein and Mr. Dakos.

(c) During the last sixty days the following shares of auction rate preferred stock were traded:

KIM

 Date Shares Price
 4/19/2010 14  $21,281
 5/11/2010 2  $20,750
 5/12/2010 6  $20,625
Bulldog Investors, Phillip Goldstein and Andrew Dakos

 Date Shares Price
 5/17/2010  71  $21,562
Brooklyn Capital Manangement, Phillip Goldstein and Andrew Dakos

 Date Shares Price
 5/17/2010  25  $21,562
(d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The filing persons have formed a group (the "Karpus/ Bulldog Group") with the objective of affording all preferred shareholders of the issuer an opportunity to obtain full value for their preferred shares. The Karpus/ Bulldog Group beneficially owns 15.44% of the issuer's outstanding Auction Market Preferred Stock. The members of the Karpus/ Bulldog Group have not agreed to jointly take any specific measures to achieve the group's objective and they have no agreement to buy, sell, hold or vote their shares together. Any member of the Karpus/ BulldogGroup may take actions it deems to be consistent with the group's objective without the consent of any other members of the group. In addition, any member of the Karpus/ Bulldog Group may act in the best interests of its own clients regardless of whether such action is in the best interest of the group.

Item 7. Materials to be Filed as Exhibits.

On May 12, 2010, Karpus sent a director nomination letter to the fund. A copy of which is attached as exhibit 1. The Fund through their counsel, advised that Karpus' May 12 letter was deficient. Accordingly, Cede & Company sent a nomination letter to the Fund, a copy of which is attached as exhibit 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   May 28, 2010

Bulldog Investors/ Brooklyn Capital Manangement

By:   /s/
Name:   Phillip Goldstein
Date:   May 28, 2010

By:   /s/
Name:   Andrew Dakos
Date:   May 28, 2010

EXHIBIT 1
Nomination Letter Submitted to the Fund
Transmitted May 12, 2010

Howard B. Surloff, Secretary          May 12, 2010
BlackRock Closed-End Funds
40 East 52nd Street
New York, New York 10022-5911

Re: BlackRock MuniHoldings New York Insured Fund, Inc. ("MHN"); and
 BlackRock MuniHoldings Fund, Inc. ("MHD")(collectively the "Funds")

Mr. Surloff:
Karpus Management, Inc. ("Karpus") represents beneficial shareholder ownership of 1,503 shares or 15.42% of the BlackRock MuniHoldings New York Insured Fund, Inc. ("MHN") auction rate preferred shares and also represents beneficial ownership of 413 shares or 12.34% of BlackRock MuniHoldings Fund, Inc. ("MHD") auction rate preferred shares.

Pursuant to the Fund's DEF 14A filed on July 17, 2009, Karpus believes that the terms of two (2) MHD and MHN Auction Rate Preferred Share directors currently serving on the MHD and MHN Board expire at the 2010 Annual Meeting. This letter shall serve as notification that Karpus hereby nominates two (2) director nominees to be solely elected by the holders of the MHD and MHN Auction Rate Preferred Shareholders at the next annual meeting of shareholders anticipated to be held in August 2010 ("2010 Annual Meeting").

To the extent that more than two (2) vacancies exist on the MHD or MHN Board to be elected solely by the MHD or MHN Auction Rate Preferred Shareholders and to be filled by election at the 2010 annual meeting or MHD or MHN increases the size of the MHD or MHN Board above its existing size, Karpus reserves the right to nominate such additional preferred share nominees to be elected to the MHD or MHN Board at the 2010 Annual Meeting. Additionally, if this Notice shall be deemed for any reason to be ineffective with respect to the nomination of the Nominees indicated below, or if the indicated Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Karpus.

As the Board and AMPS Committee clearly know, auctions for closed-end fund preferred shares began to fail in February of 2008. Prior to the failure of these auctions, preferred shareholders could participate in the auction process and receive par value for their investment. Now that the auction process has been frozen for over two years, preferred shareholders must rely upon their Board, more than ever, to address this matter, return their capital and protect their interests. We are disappointed that the Funds have not publicly announced any intent to consider providing liquidity to its auction rate preferred shareholders. As preferred shareholders, we therefore do not feel that we are receiving adequate representation from the existing designated preferred share directors of MHD or MHN. Karpus is therefore submitting its director nominees because we feel that the MHD and MHN preferred shareholders should have effective representation on the Funds' Boards.

The information concerning the Nominees required by the Nominating Committee Charter is set forth below:

  Phillip Goldstein; Age: 64; Address: Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663; Share Ownership: N/A; Directorships/Other: Mr. Goldstein is an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds and is a principal of Brooklyn Capital Management LLC, the investment advisor for Special Opportunities Fund, Inc., f/k/a Insured Municipal Income Fund Inc.. He has been a director of the Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001, ASA Ltd since 2008 and Special Opportunities Fund, Inc., f/k/a Insured Municipal Income Fund Inc., since 2009.

  Brad Orvieto; Age: 53; Address: c/o Strategic Asset Management Group, 800 South Andrews Avenue, Suite 204, Fort Lauderdale, Florida 33316; Nationality: U.S. Citizen; Share Ownership: 4 MHD preferred shares; Professional Experience: Founded Horizon Financial Group, a Financial Planning and Investment Advisory firm, 1985. Horizon Financial Group merged with Strategic Asset Management Group, 1997; Education: University of Miami School of Business (B.B.A, (1979), International Finance and Marketing; Directorships/Other: Certified Financial Planner; Board of Directors, Equus II Inc. (EQS), 2010 Chairman of Broward County Housing Finance Authority, Steering Committee for the Incorporation of the City of Weston, McDonald Family Foundation-Trustee, City of Plantation Comprehensive Planning Board, Anti-defamation League Civil Rights Committee, Broward County Tourist Related Program Grant Panel, Broward County Cultural Arts Grant Panel, Broward County Art in Public Places Steering Committee, Board of Directors-Temple Kol Ami, Corporate Board - Broward County Boys & Girls Club.

Karpus does not believe that this Nominee is an "interested person" of MHD or MHN, as defined in the Investment Company Act of 1940. Further, there are no arrangements or understandings between Karpus and any nominee in connection with the nominations nor do we know of any material conflicts of interest that would prevent any nominee from acting in the best interest of either Fund. Lastly, attached are the consents of Mr. Goldstein and Mr. Orvieto, whereby Mr. Goldstein and Mr. Orvieto consent to be nominated as directors of MHD and MHN at the 2010 Annual Meeting and further consent to serve if elected.

Should you have any questions with respect to this notification or require further information, or if this notice is deficient in any way, please contact me immediately at (585) 586-4680.

Sincerely,

Brett D. Gardner
Portfolio Manager/Analyst

EXHIBIT 2
Cede & Co. Nomination Letter Submitted to the Fund
Transmitted May 28, 2010

DEMAND TO NOMINATE DIRECTORS

              Date:  May 27, 2010

The Depository Trust Company
55 Water Street
New York, N.Y. 10041
Attn: Proxy Department

RE: BlackRock Muniholdings Fund Inc. (NYSE: MHD)
 Auction Market Preferred Stock, CUSIP 09253N203
 Sun Trust Banks, Inc. Participant account #2971

Gentlemen:
Please have your nominee, Cede & Co., sign the attached nomination letter, nominating Phillip Goldstein and Brad Orvieto for election as the directors of the Company to be elected by the vote of the Auction Market Preferred Stock, voting separately as a class to elect two board members, at the Annual Meeting with respect to 3 shares of the above-referenced securities credited to our DTC Participant account on the date hereof.

In addition to acknowledging that this request is subject to the indemnification provided for in DTC Rule 6; the undersigned certifies to DTC and Cede & Co. that the information and facts set forth in the attached Demand are true and correct; including the number of shares credited tour DTC Participant account that are beneficially owned by our customer.

This letter supersedes the letter issued by DTC dated 5/26/2010.

Please Federal Express the signed nomination to:

 Brett D. Gardner, Portfolio Manager/Analyst
 Karpus Investment Management
 183 Sully's Trail
 Pittsford, New York 14534.

      Very truly yours,
      SUN TRUST BANKS, INC.

      BY:
      NAME: James Bernal
      TITLE: Supervisor

Medallion Stamp

Enclosure

Cede & Co.
C/o The Depository Trust Company
55 water Street
New York, NY 10041

              Date:  May 27, 2010

Blackrock Closed-End Funds
40 East 52nd Street
New York, NY 10022
Attention:  Howard B. Surloff, Secretary

RE:  Demand with respect to Nominating Directors for
 BlackRock Muniholdings Fund Inc. (NYSE: MHD),
 Auction Market Preferred Shares, CUSIP 09253N203

Mr. Surloff:
Cede & Co., the nominee of The Depository Trust Company ("Cede & Co."), is a holder of record of shares of auction market preferred stock, $25,000 par value per share (The "Auction Market Preferred Stock"), of BlackRock Muniholdings Fund Inc., (the "Company", "Fund" or "MHD"). These shares are registered on the stock transfer books of the Company in the name of Cede & Co. Cede & Co. is informed by its Participant Sun Trust Banks, Inc. (the "Participant"), that on the date hereof, 3 shares of the Auction Market Preferred Stock, CUSIP 09253N203. which are credited to the Participant's account, are beneficially owned by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus").

At the request of Participant, on behalf of Karpus, Cede, as holder of record of shares of Auction Market Preferred Stock, is hereby submitting this notice (the "Notice") to the Company in accordance with the requirements of the Amended and Restated Bylaws of the Company, dated May 29, 2008, nominating Phillip Goldstein and Brad Orvieto for election as the directors of the Company to be elected by the vote of the Auction Market Preferred Stock, voting separately as a class to elect two board members, at the Annual Meeting. Cede & Co.'s address is c/o The Depository Trust Company, 55 Water Street, New York, NY 10041-0099. Participant Sun Trust Banks, Inc. address is: 303 Peachtree Street, Mail Code 3141, Atlanta, Georgia 30308. Beneficial owner Karpus' address is: 183 Sully's Trail, Pittsford, New York 14534.

Cede & Co. intends, and has been informed by Karpus that Karpus intends, to appear at the 2010 annual meeting of the Company's shareholders (the "Annual Meeting"), anticipated to be held in August 2010, or any postponement or adjournment thereof, in person or by proxy to submit the business specified in this notice. Cede & Co. has further been informed by Karpus that Karpus is seeking at the Annual Meeting to elect the following persons as members of the Board of directors of the Company, to be elected by the vote of the Auction Market Preferred Stock, voting separately as a class to elect two board members, at the Annual Meeting, and in that regard Cede & Co. hereby nominates the following persons (each a "Nominee") as nominees for election as directors of the Company at the Annual Meeting.

  Phillip Goldstein; Age: 64; Business Address: Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663; Residence Address: Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663; Share Ownership: 96 MHD Auction Market Preferred Shares on behalf of accounts managed by Bulldog Investors, Phillip Goldstein and Andrew Dakos, 0 MHD Common Shares; Principal Occupation/Employment: Mr. Goldstein is an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds and is a principal of Brooklyn Capital Management LLC, the investment advisor for Special Opportunities Fund, Inc., f/k/a Insured Municipal Income Fund Inc. Directorships/Other: He has been a director of the Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001, ASA Ltd since 2008 and Special Opportunities Fund, Inc., f/k/a Insured Municipal Income Fund Inc. since 2009.

  Brad Orvieto; Age: 53; BusinessAddress: c/o Strategic Asset Management Group, 800 South Andrews Avenue, Suite 204, Fort Lauderdale, Florida 33316; Residence Address: c/o Strategic Asset Management Group, 800 South Andrews Avenue, Suite 204, Fort Lauderdale, Florida 33316; Share Ownership: 4 MHD Auction Market Preferred Shares, 0 MHD Common Shares; Principal Occupation/Employment: Founded Horizon Financial Group, a Financial Planning and Investment Advisory firm, 1985. Horizon Financial Group merged with Strategic Asset Management Group, 1997; Directorships/Other: Certified Financial Planner; Board of Directors, Equus II Inc. (EQS), 2010 Chairman of Broward County Housing Finance Authority, Steering Committee for the Incorporation of the City of Weston, McDonald Family Foundation-Trustee, City of Plantation Comprehensive Planning Board, Anti-defamation League Civil Rights Committee, Broward County Tourist Related Program Grant Panel, Broward County Cultural Arts Grant Panel, Broward County Art in Public Places Steering Committee, Board of Directors-Temple Kol Ami, Corporate Board - Broward County Boys & Girls Club.

Cede & Co. has been informed by Karpus that Karpus believes the Nominees are appropriate candidates for election at the annual Meeting and that Karpus believes that the Nominees' presence on the Board of Directors of the Company will help to enhance shareholder value. Cede & Co. has been informed by Karpus that certain information relating to each of the Nominees are required by the Bylaws is set forth above.

Except as set forth herein or in any of such Annexes to the best of Karpus' knowledge: (i) Karpus does not believe that either Nominee is an "interested person" of MHD as defined in the Investment Company Act of 1940; and (ii) it does not believe there is other information with respect to any Nominee that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of securities and Exchange Commission promulgated under the Securities Exchange act of 1934, as amended. Matters disclosed in any part of this Notice should be deemed disclosed for all purposes of this Notice. The written consent of each Nominee to be nominated and to serve as a director of the Company is attached hereto.

Cede & Co. has been informed by Karpus that the following is a description of all arrangements or understandings between Karpus and each Nominee and any other person, with respect to the proposals contained in this Notice, the election of each Nominee as a director, and actions to be proposed or taken by each Nominee if elected as a director:

  * Each Nominee has agreed to be named as a nominee for election as a director of the Company at the Annual Meeting (or at any special meeting of the shareholders called for the purpose) and further consents to serve if elected.

  * Cede & Co. has been informed by Karpus that: (i) the proposal included in this Notice is a proper matter for shareholder action and (ii) this Notice sets forth information which is equivalent to the information that would be required under the proxy solicitation rules of the Securities and Exchange Commission if proxies were solicited for shareholder consideration of the proposals included in this Notice at a meeting of shareholders, including the information required if proxies were solicited for election of the Nominees as directors of the Company.

  * Subsequent to Karpus' May 12, 2010 letter submitted to MHD, Karpus, Bulldog Investors, Phillip Goldstein and Andrew Dakos ("Bulldog") and Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos ("Brooklyn") decided on May 17, 2010 for MHD (the "Karpus/Bulldog Group") to work together with the objective of affording all preferred shareholders of MHD an opportunity to obtain par value for their preferred shares. Additionally, on May 20, 2010 Brooklyn and Karpus decided to work together with the objective of affording all preferred shareholders of MHN an opportunity to obtain par value for their shares (the "Karpus/Brooklyn Group"). The Karpus/Brooklyn Group beneficially owns 21.27% of MHN's Auction Market Preferred Stock and the Karpus/Bulldog Group beneficially owns 15.44% of MHD's Auction Market Preferred Stock. Neither group have agreed to jointly take any specific measures to achieve either group's objective and they have no agreement to buy, sell, hold or vote their shares together. Any member of either group may take actions it deems to be consistent with the respective group's objective without the consent of any other members of the group. In addition, any member of either group may act in the best interests of its own clients regardless of whether such action is in the best interest of the group. Other than this there are no arrangements or understandings between Karpus and any nominee in connection with the nominations nor do we know of any material conflicts of interest that would prevent any nominee from acting in the best interest of either Fund.

While Cede & Co. is furnishing this Notice as the stockholder of record of the shares of auction market preferred stock nominating Phillip Goldstein and Brad Orvieto for election as directors of the Company at the Annual Meeting, it does so at the request of Participant and Karpus, and only as a nominal party for the true party in interest, Karpus. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Karpus is not denied its rights as the owner of Auction Market Preferred Stock, and Cede & Co. assumes no further responsibility in this matter.

This letter supersedes the letter issued by DTC dated 5/26/2010.

     Sincerely yours,

     Cede & Co.

     BY:_______________